FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Georges Jacobs Will Succeed Gui de Vaucleroy
as Chairman Delhaize Group at Year-end

Neville Isdell Proposed As New Board Member

BRUSSELS, Belgium, March 11, 2004 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its Board of Directors has decided that on January 1, 2005, Georges Jacobs will succeed Gui de Vaucleroy as Chairman of Delhaize Group. Reaching the retirement age to serve as Chairman of the Board, Gui de Vaucleroy will retire as Chairman and Director of Delhaize Group on December 31, 2004. The Board has also decided to propose to Delhaize Group’s shareholders at the Ordinary General Meeting to be held on May 27, 2004, the appointment of Neville Isdell as an independent Director to replace William Ferguson who will not stand for reelection, having reached the retirement age to serve as a Board Member.

Gui de Vaucleroy, Chairman of the Board of Directors, commented: “We are grateful to Bill Ferguson for his many years of dedicated service first as a director of Food Lion, then of Delhaize America and finally of Delhaize Group, and for his strong contribution to the success of our Company. The choice of Georges Jacobs as our next Chairman is an excellent one. His impressive experience in management, governance and international affairs and his thorough knowledge of international professional organizations will be of great value to our Company. Finally, I look forward to welcoming Neville Isdell as a new Board Member. We are convinced that his extensive international experience in the consumer goods industry, the knowledge he has developed of the food retail industry and the management experience he brings to our Board will prove to be important for the future prosperity of Delhaize Group.”

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, stated: “We are pleased to continue benefiting through the end of 2004 from Gui de Vaucleroy’s large experience and strong knowledge of our Company. As Chairman, Gui de Vaucleroy will also be able to facilitate the transition to Georges Jacobs whom I also look forward to working with in the future.”

Baron Gui de Vaucleroy (70) has been Chairman of the Board of Directors of Delhaize Group since January 1, 1999. Mr. de Vaucleroy has served Delhaize Group for 44 years. He joined the Group’s financial department in 1960 and was appointed a member of the Executive Committee in 1968, of which he became Vice President in 1984. From 1990 to 1998, Mr. de Vaucleroy served as President and Chief Executive Officer of Delhaize Group, and thereafter became Chairman of the Board of Directors. He is Director of the Belgian listed financial companies Almanij and Compagnie Mobilière et Foncière du Bois Sauvage. Mr. de Vaucleroy is a member of the Management Committee and Honorary Chairman of the Federation of Enterprises in Belgium. He served also as Chairman of the Belgian retail federation Fedis. Mr. de Vaucleroy obtained his Doctor at Laws and Master’s degree in Economic Sciences from the University of Louvain, Belgium.

Baron Georges Jacobs (63) has been Board member of Delhaize Group since May 2003. Mr. Jacobs started his career as an economist with the IMF in Washington in 1966. He joined the UCB Group (a pharmaceutical and chemical group based in Belgium) in 1970 and has been Chairman of its Executive Committee since 1987. Mr. Jacobs also serves on the Board of Directors of UCB, Bekaert, Spadel and SN Brussels Airlines. He is Honorary Chairman of UNICE (Union of Industrial and Employers’ Confederations of Europe) and member of the Management Committee and Honorary Chairman of the Federation of Belgian Companies. Mr. Jacobs is a Doctor at Laws (UCL, Belgium), holds a Master’s degree in Economic Sciences (UCL, Belgium), and a Master’s degree in Economics (University of California, Berkeley, U.S.).

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

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Edward Neville Isdell (60) is the former President Greater Europe Group of The Coca-Cola Company and the former Vice Chairman and Chief Executive Officer of Coca-Cola HBC, one of the largest Coca-Cola bottlers operating in 26 countries. Currently, Mr. Isdell also serves on the Board of Directors of Scottish & Newcastle Breweries and is the Chairman of the CIES (The Food Business Forum) Committee for the organization of “The World Food Business Summit”. He is also Chairman of his own private investment company. Mr. Isdell holds a Bachelor’s degree in Social Sciences from the University of Cape Town, South Africa and attended the Program for Management Development at the Harvard Business School.

William G. Ferguson (76) was elected to Delhaize Group’s Board in 2001. Between 1993 and 2001, he was successively a Board member of Food Lion and Delhaize America. Mr. Ferguson has been Director of Snow Aviation International since 1988 and its Executive Vice President since 1989. Before, Mr. Ferguson was Chairman and Chief Executive Officer of TTI Systems. Mr. Ferguson is a former Director of Jamestown Foundation, Washington D.C. and a former President of Ashland Chemical.

The Board of Directors will propose to the shareholders at the Ordinary General Meeting to be held on May 27, 2004 the reelection as Directors, for a period of three years, of Robert J. Murray (62) and Count Goblet d’Alviella (55). Mr. Murray is the Chairman of the Audit Committee of Delhaize Group. The Board will also propose the renewal of the mandate of Baron Gui de Vaucleroy as Board member for one year.

The Board of Directors has also decided to call Delhaize Group’s shareholders for an Extraordinary General Meeting on April 30, 2004. At this meeting, shareholders will be requested to confirm the appointment of Dr. William Roper (55) as Director of Delhaize Group until the Ordinary General Meeting to be held on May 27, 2004, where his reelection for a three year term will be proposed. Dr.William Roper was appointed by the Board of Directors on July 31, 2003. Dr. William Roper (55) is a renowned specialist in nutrition. For the past seven years, Dr. Roper has been Dean of the School of Public Health at the University of North Carolina at Chapel Hill (UNC). Recently, Dr. Roper has been appointed Dean of the School of Medicine at UNC, Chief Executive Officer of UNC Health Care System and Vice Chancellor for Medical Affairs at UNC.

At the Extraordinary General Meeting, the Board will also propose to the shareholders to renew the authorizations granted to the Board of Directors with respect to the purchase, transfer and pledge of Company shares. The Board of Directors has also decided to call a second Extraordinary General Meeting on May 27, 2004, immediately prior to the Ordinary General Meeting, in case the legal quorum required to validly consider and vote upon the renewal of these authorizations is not reached at the first Extraordinary General Meeting on April 30, 2004.

Finally, the Board of Directors will also propose at the Ordinary General Meeting that the shareholders designate all Directors other than Chief Executive Officer Pierre-Olivier Beckers as meeting the independence criteria under the new Belgian law on corporate governance. The Board also affirmatively determined that the same slate of Directors are independent under the New York Stock Exchange listing standards.

Delhaize Group
Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2003, Delhaize Group’s sales network consisted of 2,559 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 11, 2004	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President

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